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Exhibit 4.4

Collaboration Agreement

        COLLABORATION AGREEMENT dated this 18th day of December, 2002 by and between CRUCELL N.V. and CRUCELL HOLLAND B.V., both Netherlands corporations having offices at Archimedesweg 4, 2333 CN, Leiden, The Netherlands (jointly and severally "Crucell") and DSM BIOLOGICS HOLDING, INC. and DSM BIOLOGICS COMPANY, INC., Quebec corporations having offices at 6000 Royalmount Avenue, Montreal, Canada and DSM BIOLOGICS COMPANY, B.V., a Netherlands corporation having offices at Zuiderweg 72/2, Groningen, The Netherlands (jointly and severally "DSM").

R E C I T A L S:

        A.    Crucell is the owner of certain patents, know-how, expertise and other proprietary technology relating to the establishment and maintenance of a human cell line (as more specifically defined herein, "PER.C6 Cells") which Crucell is developing as an expression platform for the development and manufacture of biopharmaceutical products.

        B.    DSM is engaged, among other things, in the contract development and manufacture of biopharmaceutical products. DSM desires to increase and improve its manufacturing technology and capacity in order to provide product development and contract manufacturing services to the pharmaceutical and biopharmaceutical industries.

        C.    In order to further such development activities and increase their commercial applicability, Crucell and DSM desire to collaborate on the commercialization of PER.C6 Cell technology and on the development of large scale manufacturing technology utilizing PER.C6 Cells, in each case as an expression platform to produce research and commercial quantities of pharmaceutical products. To that end, the parties have agreed to perform certain research and development activities, to grant certain licenses and to facilitate related technology transfers, all in accordance with the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the foregoing and of the mutual terms and conditions hereinafter set forth, the parties hereto hereby agree as follows:

        1.    Definitions.    In addition to terms defined hereinafter in this Agreement, as used herein the following terms shall have the respective meanings set forth below:

          1.1.  "Act" shall mean the United States Federal Food and Drug Act and regulations promulgated thereunder, including current Good Manufacturing Practice regulations and corresponding laws and regulations in other countries of the Territory.

          1.2.  "Affiliate" shall mean any person or legal entity controlling, controlled by or under common control with the person or entity with respect to which such status is at issue. For this purpose "control" shall mean direct or indirect beneficial ownership of at least fifty percent (50%) of the voting share capital in such legal or other business entity. With respect to DSM, control shall refer, without limitation, to control by DSM N.V. of Heerlen, The Netherlands. With respect to Crucell, control shall refer, without limitation, to control by Crucell N.V. of Leiden, The Netherlands.

          1.3.  "Claim" shall have the meaning as defined in section 7.4.

          1.4.  "Crucell Collaboration Revenues" shall mean Collaboration Revenues received by Crucell from Licensees within the Field in the Territory on or after January 1, 2002. "Collaboration Revenues" shall be deemed to include milestone and other lump-sum or up-front royalty or license payments but shall not be deemed to include research revenues or reimbursement for research or development activities performed by Crucell for Licensees.

          1.5.  "Crucell Technology" shall mean exclusively PER.C6 Cells, PER.C6 Patents, PER.C6 Know-How, Modified Cells and Modified Cell Know-How and new generations of E1 immortalized human retina cells and related know-how.

          1.6.  "Development Milestone" shall mean a goal or objective of the Development Program, including, without limitation, the achievement of specific technological, commercial, regulatory compliance, specific Product development or other specific milestones. A Development Milestone is a combination of the respective technical milestone and commercial milestone. The initial Development Milestones shall be set forth in the Development Plan, as attached hereto. Furthermore and for clarity is an overview of the technical and commercial milestones attached hereto as Schedule 1.6.

          1.7.  "DSM Collaboration Revenues" shall mean Collaboration Revenues received by DSM from Licensees within the Field in the Territory. "Collaboration Revenues" shall be deemed to include milestone and other lump-sum or up-front royalty or license payments but shall not be deemed to include research revenues or reimbursement for research, development or manufacturing activities or services performed by DSM for Licensees.

          1.8.  "DSM Technology" shall mean the DSM Patents and DSM Know-How owned by DSM and which DSM has rights to license, resulting from, acquired during or licensed in connection with the Development Program which relate specifically to, or cover, Crucell Technology.

          1.9.  "Effective Date" shall mean January 1, 2002, reflecting the collaboration of the parties from and after such date in anticipation of the execution of this Agreement.

          1.10.    "exclusive" shall mean, where used in connection with a specific grant of rights in respect of Patents or Know-How, that the granting party (i) shall retain for itself no ability to use such property and (ii) shall have no ability to authorize its Affiliates or third parties (other than the grantee of such specific rights) to use such property, in the geographic areas and field of use covered by, and for the term of, such grant.

          1.11.    "FDA" shall mean the United States Food and Drug Administration or any successor agency having comparable jurisdiction.

          1.12.    "Field" shall mean the production of proteins, including, but not limited to, monoclonal antibodies and (poly)peptides, and conjugates thereof, for the development, manufacture, sale, use and distribution of Products, using Crucell Technology as the expression platform. "Field" shall not be deemed to include the production of viruses or virus-like particles.

          1.13.    "FTE" shall mean, on an annual basis, the working man-hours equivalent to a full time employee.

          1.14.    "Joint Technology" shall mean Patents and Know-How resulting from or generated pursuant to the Development Plan, which shall be jointly owned by DSM and Crucell as hereinafter provided.

          1.15.    "Know-How" shall mean information and materials, whether or not confidential and whether or not obtained through licenses, including specifications, technical and non-technical manufacturing processes and equipment, data and information, processes, tests, results of tests or studies, methodologies, in any such case however manifested or embodied, including all written, electronic and other tangible manifestations thereof.

          1.16.    "Licensee" shall mean any person or entity with a valid and subsisting Research or Commercial License permitting the use of Crucell Technology for the research and development,

  manufacture, marketing, sale or distribution of Products in any country of the Territory. A "Commercial License" shall mean a license with a Licensee permitting research, development, captive manufacture of pre-clinical material and/or a specific Own Product and commercial sale and distribution of a specific Product; a "Research License" shall mean such a license permitting only research and development activities, including captive production of pre-clinical and/or clinical material of Own Products. Unless otherwise mutually agreed by the parties, any Commercial and Research License shall contain standard conditions and shall in all material respects contain and be consistent with the standard terms and conditions and format to be agreed upon by the parties pursuant to Section 4.3. No third party shall be entitled or allowed by Crucell or DSM to have or use PER.C6 Cells or Crucell Technology in the Field other than by obtaining a Research License, a Commercial License or by entering into an MTA. An "MTA" shall mean a material transfer agreement of which the format shall be agreed upon by the Business Development Committee, and which will have a validity of no more than 9 months, which enables and entitles a third party, free of charge, to obtain and use PER.C6 Cells for evaluation purposes only.

          1.17.    "Modified Cells" means PER.C6 Cells modified by the introduction of nucleic acids to assist or improve PER.C6 Cells or new generations of E1 immortalized human retina cells as so modified in expressing Products or components of Products.

          1.18.    "Modified Cell Know-How" means Know-How specifically related to Modified Cells, whether now owned by or in the possession of Crucell or which is developed by or on behalf of, or otherwise comes into the possession of Crucell, during the term of this Agreement.

          1.19.    "non-exclusive" shall mean, when used in connection with a specific grant of rights in respect of Patents or Know-How, that the granting party shall retain for itself the right to use such property and to authorize third parties (including both Affiliates and non-Affiliates) to use such property, in the geographic areas and field of use covered by, and for the term of, such grant.

          1.20.    "Own Products" shall mean Products manufactured by an owner of the IND, BLA or equivalent files for regulatory bodies for such Products.

          1.21.    "Patent" shall mean patent applications and granted patents, including utility models, inventors' and authors' certificates, improvement patents and patents of addition, and all foreign counterparts of them in any and all countries of the Territory, and including any divisionals, refilings, continuations, continuations-in-part, reissues, reexaminations, extension and term restorations thereof, and applications therefore.

          1.22.    "PER.C6 Cells" shall mean the cells deposited under ECACC No. 96022940, otherwise known as PER.C6.

          1.23.    "PER.C6 Know-How" shall mean PER.C6 Cells and all Know-How related to PER.C6 Cells and the use of such cells to clone, manufacture, isolate and purify Products, whether now owned by or in the possession of Crucell or which is developed by or on behalf of, or otherwise comes into the possession of Crucell, including, but not limited to, pursuant to grantback licenses from Licensees, during the Term of this Agreement.

          1.24.    "PER.C6 Patents" shall mean any and all Patents that claim PER.C6 Cells for use within the Field. Schedule 1.24 sets forth a non-exhaustive list of the PER.C6 Patents and shall be diligently updated by the parties as appropriate.

          1.25.    "Products" shall mean bulk products and/or finished pharmaceutical compositions intended for diagnostic and/or therapeutic purposes, and administration to humans, and which are manufactured, marketed, sold and/or distributed within the Field.

          1.26.    "Regulatory Approval" shall mean all official approvals by government, pricing or health authorities in a country or supra-national authority having the force of law in a country or countries (such as the European Medical Evaluation Authority or any successor agency) which are required for the use, sale, importation, manufacture, packaging, labeling, promotion and, if required, pricing and reimbursement, of pharmaceutical or biopharmaceutical products in any country of the Territory.

          1.27.    "Term" shall mean the term of this Agreement as more specifically provided by the provisions of Section 9 hereof.

          1.28.    "Territory" shall mean the entire world.

        2.    Development Program.

          2.1.  Each of DSM and Crucell shall execute the respective tasks and activities of a program of research and development directed to the commercialization of Crucell Technology as a manufacturing platform and the commercial-scale production of Products utilizing Crucell Technology as the development and manufacturing platform in the Field. The development program (the "Development Program") shall be undertaken in accordance with the development plan (the "Development Plan") annexed hereto as Schedule 2.1 and which may be updated and amended periodically in accordance with the mutual agreement of the parties. The Development Plan also includes a budget and schedule of labor contribution, other internal and/or external expenditures, capital improvements and investments believed necessary to achieve the objectives of the Development Program and assigns the activities to be undertaken by the parties respectively. The Development Plan shall be executed by the parties according to the budget contained therein. In case DSM would not have fermentation capacity at a (minimum) scale of    •    liters available (in time), as planned according to the Development Plan, parties will discuss in good faith a resolution, whereby a possible option would be to have such work performed by a third party. All costs associated with the Development Program shall be shared on the basis of a    •    sharing by each party. This shall apply to both the internal contribution at commercial rates and external expenditures according to the budget as agreed by the Development Committee. The Development Plan contemplates, as of the date hereof, that each party's annual aggregate contribution will not exceed a monetary value of €    •    (    •    Euro) annually and can be provided in cash or in kind. In kind, in relation to Crucell, shall mean FTE's at a stipulated annual cost of Euro    •    . In kind, in relation to DSM, shall mean FTE's and/or occupancy, to be calculated at commercial rates and differentiating between employees, locations and occupied capacity. Commercial rates shall mean the rate at which such employees and capacity are then generally charged to third party customers of DSM. Crucell is entitled to have an independent auditor, reasonably acceptable to DSM, verify the correctness of the commercial rates as calculated by DSM in connection with the Development Program. It is understood by the parties that DSM shall perform at least    •    % of the activities under the Development Program. Neither party shall be obligated to incur costs, make or incur contributions or otherwise invest in or perform development activities in connection with the Development Program in excess of the budgeted amounts for such party set forth in the Development Plan, subject only to the obligation of good faith negotiation set forth in Section 2.4. Further, the parties agree that the costs to develop or expand production facilities shall not be deemed a shared cost of the Development Program, except to the extent such costs to develop or expand production facilities have been agreed in the budget of the Development Plan and to the extent of the actual use of capacity for the Development Program, allocated and amortized in accordance with commercial rates and in a manner consistent with such party's standard cost accounting practices consistently applied.

          2.2.  Within 30 days of the date of signature of this Agreement, the parties shall establish a joint development committee (the "Development Committee") composed of an equal number of representatives designated by each of Crucell and DSM, respectively. The overall number of representatives on the Development Committee shall be determined by agreement of the parties from time to time. Development Committee members shall have appropriate expertise in PER.C6 Know-How or mammalian biopharmaceutical development and manufacturing technology generally. In addition, at least one member of the Development Committee designated by each party shall have executive level authority on behalf of such party and at least one member shall have a commercial position. Decisions of the Development Committee shall be by majority determination, whereby all members shall be present or duly represented. The Development Committee shall meet in person and by telephonic communication as needed, and at least once per quarter, to review the status and progress of the Development Program. Each party agrees to make such technical, scientific or other personnel available for consultation with the Development Committee as the Development Committee may from time to time reasonably request.

          2.3.  The responsibilities of the Development Committee shall include (i) monitoring the progress of the Development Program, (ii) reviewing the achievement of the Development Milestones in light of the progress or results of the Development Program, including, without limitation, performing the evaluations and determinations required to recommend to the parties the adjustment of a Development Milestone or, (iii) evaluating and recommending modifications to the Development Plan, including, without limitation, the budget for contributions and expenditures and the establishment and modification of Development Milestones from time to time, (iv) evaluating and recommending the continuation or discontinuation of the Development Program or any portion thereof, and (v) monitoring publications and other disclosures of technology developed during the course of the Development Program. The Development Committee shall not be entitled to adjust the Development Milestones or Targets, but, if appropriate, shall make recommendations to the parties as to such possible adjustment. The Chief Executive Officer of DSM and the Chief Executive Officer of Crucell shall in such case decide in good faith upon a possible adjustment, based upon such recommendations of the Development Committee. The parties agree to consider and negotiate in good faith, in light of the development and commercial objectives of this Agreement and the status of the Development Program from time to time, any increases in the budget included in the Development Plan recommended by the Development Committee. At least 3 months prior to the end of each Development Year (as hereinafter defined) during the Term, the Development Committee shall make a recommendation to the parties as to the continuation of the Development Program and the modification of any Development Milestone and shall inform the parties as to the achievement status of each Development Milestone. In the event the Development Committee is unable to agree upon a material component of the Development Plan, any proposed modification thereof or actions to be taken by either party to fulfill the objectives of any component thereof, including modifications to Development Milestones or whether or not specific Development Milestones have been achieved, the matter shall be referred to the Chief Executive Officer of each party for resolution. If and to the extent deemed useful by the Chief Executive Officers of the parties, they may decide to appoint an independent expert to give a binding or non-binding (as to be agreed upon by the Chief Executive Officers) advice on any technical aspects of the issue under dispute. In the event such officers are unable to agree upon a resolution within 90 days of such referral, which term may be extended by the parties in mutual consent, either party shall be entitled to submit the matter for resolution by arbitration in accordance with Section 10.2 hereof.

          2.4.  Each of DSM and Crucell shall maintain records of their respective activities under the Development Program in sufficient detail and in good scientific manner as will accurately reflect all work done and results achieved in the performance thereof (including the maintenance of data in such form as may be required by Regulatory Authorities). Each party shall permit the other, upon reasonable advance notice, access to all such materials and data during the Term solely for purposes related to the objectives of this Agreement.

          2.5.  In light of the uncertainties inherent to research and development activities of the type contemplated by this Agreement, neither party shall be deemed to represent to the other as to the success of the Development Program, the achievement of any Development Milestone, or as to the successful development, Regulatory Approval or marketing of Products which utilize the PER.C6 Cell platform. In addition, it has been agreed that Crucell shall continue to develop the Crucell Technology also outside of the Development Program.

        3.    License Grants; Technology Transfer.

          3.1.  For purposes of this collaboration between Crucell and DSM and its objectives, the furtherance of the Development Program and in order to facilitate the research and commercial objectives thereof, Crucell hereby grants to DSM under the Crucell Technology an exclusive, royalty-free (notwithstanding the payments required by Sections 5.1 and 5.3) perpetual license (the "DSM License") with the right to sublicense to third parties, for the research, development and manufacture of Products in the Field solely on behalf of Licensees. The DSM License shall be subject to modification in accordance with the further terms and conditions hereof. The DSM License granted hereby shall apply throughout the Territory and shall be deemed to permit the performance of research and development services and the manufacture, transfer and sale by DSM of Products to Licensees throughout the Territory (i) for clinical study or other research purposes, to the extent such Licensee has a Research License or a Commercial License and (ii) for commercial sale and distribution, to the extent such Licensee has a Commercial License.

          3.2.  Subject to the further terms and conditions hereof, the DSM License shall include a right to conclude MTA's (as such term is defined in Section 1.17) and to grant Research Licenses and Commercial Licenses to third parties (such component of the DSM License being referred to herein as the "DSM Sublicense"). Crucell shall not, during the term of this Agreement and thereafter, grant any such right to grant Research Licenses and Commercial Licenses to third parties, to any third party without DSM's express prior written consent.

          3.3.  Notwithstanding the exclusive nature of the DSM License, the terms and conditions of any Research License or Commercial License which Crucell offers or enters into with any Licensee, or had entered into prior to the date of execution of this Agreement (which Research and Commercial Licensees are identified on Schedule 3.3 hereto), shall not be deemed to violate the exclusive nature of the DSM License to the extent such terms or conditions are required for the development, captive manufacture, testing, regulatory approval or commercialization of its Own Products by such Licensee, acting for its own account and not as manufacturer for any unaffiliated third party and further provided that any such Research or Commercial License hereafter entered into by Crucell complies with the template set forth in Schedule 4.3.

          3.4.  As additional consideration for the DSM License and in furtherance of the research and commercial objectives of the Development Program, DSM hereby agrees to grant Crucell a royalty-free, non-exclusive perpetual license within the Field (the "Grantback License"), with the right to sublicense within the Field, under Patents filed by DSM relating specifically to Crucell Technology, resulting from the Development Program.

          3.5.  In addition to the provisions above set forth with respect to the DSM License, the DSM License shall be deemed to include a perpetual, non exclusive license to DSM and its Affiliates, without the right to sublicense, to perform research and development activities with respect to Crucell Technology for use in the development of Products for DSM or its Affiliates' own account, which license shall have the terms and conditions set forth in the template for Research Licenses to be agreed upon by the parties pursuant to Section 4.3 hereof but without regard to the payments of royalties or other consideration therein contained. No separate consideration shall be payable by DSM or its Affiliates to Crucell in respect of such license. The grantback license set forth in the template for Research Licenses, shall be substituted by the grantback clause as described in Section 3.4 of this Agreement. However, in such case the requirement pertaining to Patents "resulting from the Development Program" shall not apply. Notwithstanding any existing rights under the grantback licenses of Sections 3.4 and 3.5, which shall remain in effect, in case of completion of the Development Program, the obligation to grant a grantback license shall cease with immediate effect with respect to Patents filed for results obtained after the completion of the Development Program. If the Development Program is terminated by DSM pursuant to Sections 9.2 or 9.4 prior to the completion thereof, the obligation to grant a grantback license shall cease with immediate effect with respect to Patents filed for results obtained after the date of termination by DSM. If the Development Program is terminated for any other reason the obligation to grant a grantback license with respect to Patents filed for results obtained after the termination of the Development Program shall cease 12 months after the date of termination.

          3.6.  In furtherance of the DSM License and the objectives of the Development Program, Crucell will make available at the facilities of DSM (and, upon DSM's reasonable request and upon reasonable advance notice, at the facilities of DSM's customers, but only to the extent within the scope of the DSM License), from time to time as mutually agreed, such scientific and technical personnel as may be required to fully convey the Crucell Technology to DSM or such customers. The Development Plan sets forth the parties' current understanding as to the steps believed to be necessary to effect the transfer of the Crucell Technology to DSM.

          3.7.  Each party agrees to provide to the other and to Licensees such rights of reference to regulatory filings (including drug master files and biologic master files) and to establish, maintain and supplement such drug and biologic master files containing Crucell Technology, DSM Technology or Joint Technology, as the case may be, in order to facilitate the obtaining and maintenance of Regulatory Approvals with respect to Products by either party or by Licensees. Such rights of reference shall survive the expiration or termination of this Agreement for such period as the party requiring any such right of reference continues to possess rights to develop, license or manufacture Products within the Field.

          3.8.  For purposes of this Agreement, each party's technology transfer obligations as specifically mentioned in this Agreement shall be deemed to require the provision by such party of such information and assistance, including both trade secrets as well as information in the public domain, as would reasonably be required to permit an experienced and technologically-sophisticated recipient of such technology transfer to be able to practice the subject technology.

          3.9.  At the date of signature of this Agreement Crucell has not performed and is not performing research activities to explore technology for commercialization in the Field, that is not covered in the Crucell Technology definition of this Agreement. In case Crucell would, during the time the DSM License is exclusive, generate any new ideas, inventions, improvements, know-how or patents within the Field of production of proteins, including, but not limited to, monoclonal antibodies and polypeptides, and conjugates thereof, for the development, manufacture, sale, use and distribution of Products and which new technology is not covered by the definition of Crucell Technology, Crucell shall, during the Development Program, refrain from commercializing such new technology in a way that competes with the Crucell Technology. However, in case Crucell decides to initiate research activities to explore technology for commercialization in the Field after the date of signature of this Agreement, it shall so notify DSM. If, after the Termination of the Development Program Crucell elects to commercialize such new technology, Crucell shall so notify DSM and DSM shall have the first right and exclusive right to negotiate with Crucell for a period of six (6) months, including a period of two (2) month to perform a due diligence on such new technology, on a possible collaboration with respect to such new technology. In such case both parties shall negotiate in good faith any such potential collaboration.

        4.    Commercialization.

          4.1.  It is the intention of the parties that DSM will utilize the Joint Technology, the Crucell Technology and DSM Technology, to offer Product development and manufacturing services to Licensees with respect to Products on such terms and conditions as DSM may determine to offer. DSM shall be solely responsible for such development and manufacturing services. DSM shall be entitled to market and promote the availability of its development and manufacturing services to third parties.

          4.2.  Crucell shall ensure that Licensees and potential Licensees who contact Crucell and are seeking development, clinical manufacture and/or commercial manufacturing services on the PER.C6 Cell platform are being referred solely to DSM as long as the DSM License remains exclusive, provided that, nothing contained herein shall be deemed to restrict or limit Crucell's right to provide clone generation and small scale (at a    •    scale or less) production services to Licensees for research purposes only or, at any time that the DSM License is non-exclusive, to authorize or license third parties to do so; provided further, however, that Crucell shall not advertise the provision of or solicit manufacturing services by Crucell for Products on the Crucell Technology platform provided that, nothing contained herein shall be deemed to restrict or limit Crucell's right to advertise the provision of or solicit clone generation and small scale (at a    •    scale or less) production services to Licensees for research purposes only. In addition, the template for Research Licenses and Commercial Licenses included in Schedule 4.3 will require Licensees seeking external process development, clinical material production or commercial contract manufacturing to obtain such services from DSM.

          4.3.  The parties shall, within 30 days of the date of signature of this Agreement, agree upon a summary of the basic terms and conditions pursuant to which Crucell and DSM will offer Research Licenses and Commercial Licenses to potential Licensees, based upon the drafts attached hereto in Schedule 4.3. Within 30 days from the date of signature of this Agreement, the parties shall form a committee (the "Business Development Committee") to develop and manage a business development program for the establishment of Licensees. The Business Development Committee shall be composed of an equal number of representatives of each party, with each party retaining the right to change its designees from time to time. The Business Development Committee shall meet at least once per month, in person or by telephonic conference, or at such other intervals as the parties may agree. Each party agrees to make such of its personnel available for consultation with the Business Development Committee as such Committee may from time to time reasonably require. Any decision of the Business Development Committee shall be a majority determination, whereby all members shall be present or duly represented. Responsibilities of the Business Development Committee shall include, without limitation, monitoring and reviewing the commercial Milestones, monitoring, collecting and sharing market information related to the Field, reviewing and monitoring the progress of the offering and concluding of Research Licenses and Commercial Licenses and evaluating and sharing suggestions for license negotiation strategies and the overall marketing strategy, including, with respect to specific license negotiations. Any material deviations by either party from the terms and conditions agreed upon by the Parties will require approval of the Business Development Committee. In addition, neither party shall have the right, and shall not hold itself out to third parties as having the right, to negotiate the terms of, or bind contractually, the other party to any license, manufacturing or other contract, agreement, arrangement or understanding.

          4.4.  Notwithstanding the provisions of Section 4.3, either party, when offering a Research or Commercial License, may determine, at its sole discretion, to reduce or increase the milestone payments, license fees or royalties payable to it to less than the levels set forth in Schedule 4.3 or otherwise determined by the Business Development Committee; provided that (i) any such reduction so determined by one party shall be disregarded by such party in determining Crucell

  Collaboration Revenue or DSM Collaboration Revenue, as the case may be (i.e., such revenue will be recalculated based on the template formulae applicable to the relevant sales as to which such reduction was implemented) and (ii) any increase of milestone payments shall be shared equally by the parties. It is further agreed that if and to the extent any Research or Commercial Licenses granted by Crucell prior to the date of signing of this Agreement contain any most favored nations clauses or similar arrangements as a consequence of which the licensing revenues from such agreements may be reduced as a consequence of future lower licensing revenues charged to third parties, such lower licensing revenues shall be born by each DSM and Crucell equally. Schedule 4.4. contains a list of those Licenses which might be subject to most favored nations clause consequences. For avoidance of doubt and greater certainty each DSM and Crucell agree not to grant any Research or Commercial Licenses which contain any most favored nations clauses or similar arrangements after signing of this Agreement.

        5.    Consideration for Crucell Technology; Collaboration Revenues.

          5.1.  As consideration for the DSM Share granted to DSM hereunder, DSM agrees to make the following payments to Crucell:

            5.1.1.        •     million Euros within 10 days following the date of signature of this Agreement;

            5.1.2.        •     million Euros within 30 days following the date (i) the First Development Milestone has been achieved, or (ii) which is the first anniversary of the date of signature, whichever is later.

            5.1.3.        •     million Euros within 30 days following the date (i) the Second Development Milestone has been achieved, or (ii) which is twelve months following the date required for the payment required by Section 5.1.2 or 5.1.7, whichever (i) or (ii) is later.

            5.1.4.        •     million Euros within 30 days following the date (i) the Third Development Milestone has been achieved, or (ii) which is twelve months following the date required for the payment required by Section 5.1.3 or 5.1.7, whichever (i) or (ii) is later.

            5.1.5.        •     million Euros within 30 days following the date of FDA approval of the first Product covered by this Agreement.

            5.1.6.    Development Milestones for each of the first three consecutive 12 month periods (each such period a "Development Year" and the last day of each such period a "Target Date") from and after the date of last signature of this Agreement (respectively, the "First", "Second" and "Third" Development Milestones) shall be as set forth in the Development Plan, subject to adjustment from time to time by the parties. In the event a Development Milestone is achieved prior to its original Target Date, the Target Date for the next succeeding Development Milestone shall be deemed amended to refer to the date which is 12 months from the completion of such immediately preceding Development Milestone.

            5.1.7.    In the event a Development Milestone has not been achieved by its respective Target Date as decided by the Development Committee, the Development Committee shall have the option, to specify a deferred Target Date for such Development Milestone to a date which is no more than nine months following the original Target Date. In the event the Development Committee has exercised such option, DSM's obligation to make the payment required by Section 5.1 associated with the achievement of such Development Milestone shall be deferred until the relevant Development Milestone has been achieved; provided, however, in the event such Development Milestone has not been achieved by such deferred Target Date, as decided by the Development Committee, the Development Committee shall issue a report to the Chief Executive Officers of the parties, indicating the status of the Development

    Milestones and the reasons for not achieving such Development Milestone. Within 30 days following the issuance of such report, during which period the Chief Executive Officers of the parties shall consult each other in good faith, DSM shall either make the payment required by Section 5.1 associated with the achievement of such Development Milestone or not, in which latter case (i) the DSM Share shall be subject to reduction in accordance with Section 9.6.2 from and after the deferred Target Date unless DSM nevertheless elects to pay the corresponding Section 5.1 payment and (ii) unless DSM so elects nevertheless to pay the corresponding Section 5.1 payment in respect of such Development Target within 30 days following such deferred Target Date, the DSM License shall, upon written notification by Crucell, automatically be converted into a non-exclusive license.

            5.1.8.    Each of the payments provided by this Section shall be deemed fully-earned and non-refundable as of the time of payment and shall not be credited against any other obligation of DSM hereunder.

          5.2.  As consideration for the rights granted to Crucell hereunder, Crucell agrees to pay DSM an amount equal to    •    % of Crucell Collaboration Revenues (the "DSM Share"). Payment of the DSM Share shall be made quarterly, no later than 30 days following the end of each calendar quarter. Payments shall be made in Euros and, to the extent Crucell Collaboration Revenues were paid to Crucell in any currency other than Euros, shall be converted to Euros at the rates of exchange prevailing at the time of receipt of such Crucell Collaboration Revenues by Crucell.

          5.3.  In light of the objectives of the collaboration contemplated hereby, DSM agrees that Crucell shall be entitled to    •    % of all DSM Collaboration Revenues. DSM shall make payments to Crucell of amounts due pursuant to this Section quarterly and the parties agree that the reciprocals of the provisions of Sections 5.2 and 5.5 (i.e., Crucell having the rights of audit therein provided with respect to DSM) shall apply in favor of Crucell to the accounting for and making of such payments and recordkeeping and rights of inspection with respect thereof.

          5.4.  Crucell shall maintain true and complete books and records which accurately reflect Collaboration Revenues at the principal executive offices of Crucell for a period of at least 5 years from the end of the year in which such Crucell Collaboration Revenues were recognized. Together with each payment of the DSM Share, Crucell shall provide a report which sets forth the Crucell Collaboration Revenues for the year as to which such payment relates with reasonable specificity. DSM shall have the right to inspect and audit such books and records required to be maintained by Crucell, including by the use of independent certified public accountants to which Crucell shall have no reasonable objection, solely for the purpose, and to the extent necessary, to verify the DSM Share for any period covered thereby. Any such audit shall be conducted on reasonable advance notice no more than once per year, shall be conducted in a manner which does not unreasonably interfere with Crucell's operations and shall be subject to the confidentiality provisions hereof, subject only to the right of disclosure in any legal proceeding hereunder, but only to the extent reasonably required to resolve any bona fide dispute arising hereunder. Such audit shall be at the sole expense of DSM; provided that in the event any such audit reveals that the DSM Share for any period has been underpaid by 5% or more, which underpayment is not then subject to a bona fide dispute by Crucell being diligently pursued in good faith, Crucell will be responsible for the costs of such audit, as well as the amount of such underpayment. Any overpayment or underpayment identified by such audit shall be corrected by the Parties as soon as possible.

          5.5.  Each party shall maintain true and complete books and records which accurately reflect the contributions, expenditures and the like required to be made by such party. The other party shall have the right to inspect and audit such books and records, including by the use of independent certified public accountants to which the record-keeping party shall have no reasonable objection, solely for the purpose, and to the extent necessary, to confirm the making of the contributions required by the Development Plan. Any such audit shall be conducted on reasonable advance notice no more than once per year, shall be conducted in a manner which does not unreasonably interfere with the record-keeping party's operations and shall be subject to the confidentiality obligations hereof, subject only to the right of disclosure in any legal proceeding hereunder, but only to the extent reasonably required to resolve any bona fide dispute arising hereunder. Such audit shall be at the sole expense of the party conducting the audit; provided that in the event any such audit reveals that the contributions for any period have been underfunded by 5% or more, which underfunding is not then subject to a bona fide dispute by the record-keeping party being diligently pursued in good faith, the record-keeping party will be responsible for the costs of such audit, as well as the cure of the underfunding. Any overpayment or underpayment identified by such audit shall be corrected by the Parties as soon as possible.

          5.6.  Each party shall maintain true and complete records of all Research Licenses and Commercial Licenses entered into by such party. All such records shall be available for inspection and review by external and independent legal counsel to which the party subject to such review has no reasonable objection no more than once per calendar year, and upon reasonable advance notice, solely for purposes of verifying compliance with the standards for such agreements set forth herein.

        6.    Intellectual Property.

          6.1.  The inventorship of ideas, improvements and/or inventions conceived or reduced to practice in the course of the Development Program shall be determined in accordance with the patent and other intellectual property laws of the country where such invention was so conceived or reduced to practice. Notwithstanding the foregoing, each of the parties shall have an equal undivided interest and beneficial ownership in all such inventions which are Joint Technology and the parties agree to execute and deliver such documents or instruments as may reasonably be required to confirm or perfect each party's interest and beneficial ownership in any such Joint Technology.

          6.2.  Each party agrees to use its commercially reasonable efforts, at its sole expense, or, if appropriate, at its joint expense, to prepare, file, prosecute and maintain Patents throughout the Territory, in such countries as it may be commercially reasonable to do so, representing inventions owned by such party and included in Crucell Technology or Joint Technology, as the case may be. Notwithstanding the preceding, in the event either party declines to file, or, having filed, declines to further prosecute or maintain any Patent, the other party shall have the right to file, prosecute and maintain the necessary Patent, at its sole expense and in its own name. Notwithstanding any other terms or conditions of this Agreement, each party shall be deemed to have a fully paid, non-exclusive license, with the right of sublicense, to any such technology developed by such party but as to which such party declines to file, or, having filed, declines to further prosecute or maintain any Patent and the other party has elected to file and prosecute a Patent in accordance with the preceding sentence. It is understood by the parties that in case either party reasonably requests any part of the Joint Technology to be treated as proprietary Know-How, such request shall be discussed in good faith and shall not be treated as a declination to file a Patent as described in this Section 6.2.

          6.3.  Each of Crucell and DSM shall keep the other reasonably informed, through the Development Committee, as to the status of Patent matters and inventions, including, without limiting the generality of the foregoing, by allowing the other party a reasonable opportunity to review and comment upon proposed Patent filings and all correspondence received from any patent office or other governmental entity or third party with respect thereto.

          6.4.  In the event the production, sale or use of any Product results in a claim, suit or proceeding in the nature of patent or other intellectual property infringement against Crucell or DSM relating to Crucell Technology, DSM Technology or Joint Technology, the party receiving notice of such claim shall promptly notify the other party in writing setting forth a description of the claim in reasonable detail. Each party shall have the right, but not the obligation, to defend and control the defense of such claim with counsel of its choice to which the other party shall have no reasonable objection. Such other party shall provide such reasonable cooperation in the defense of any such claim as the relevant party may reasonably request. In the event a party does not promptly notify the other party of its intention to defend any such claim, the other party shall have the right, but not the obligation, to assume and control such defense with counsel of its choice to which the relevant party has no reasonable objection. In addition, irrespective of which party has initially undertaken the defense of any such matter, the other party shall have the right, exercised by furnishing written notice within 6 months of the commencement of any such suit or proceeding to the party undertaking such defense, to participate in the defense of such matter, provided that such party agrees to be responsible for    •    % of the internal and out-of-pocket expenses of such defense, including costs incurred prior to the exercise by such party of its right to so participate.

          6.5.  In the event that either party becomes aware that any Crucell Technology, DSM Technology or Joint Technology necessary for the development, manufacture, use or sale of Products is infringed or misappropriated by a third party, such party shall promptly notify the other party. With respect to Crucell Technology and Joint Technology Crucell shall have the first option, but not the obligation, to enforce the rights represented by the Crucell Technology or Joint Technology, as the case may be, in its own name. In the event Crucell declines to initiate suit within 180 days of the receipt by or furnishing to Crucell of notice of the alleged infringement, DSM may initiate such suit in its own name or the name of Crucell. The party prosecuting the infringement shall keep the other party reasonably informed as to the progress of such proceeding. In addition, irrespective of which party has initially undertaken the prosecution of any such matter, the other party shall have the right, exercised by furnishing written notice within 6 months of the commencement of any such suit or proceeding to the party undertaking such prosecution, to participate in the prosecution of such matter, provided that such party agrees to be responsible for    •    % of the internal and out-of-pocket expenses of such prosecution, including costs incurred prior to the exercise by such party of its right to so participate.

          6.6.  The party assuming the defense or prosecution of any intellectual property matter covered by this Section shall be solely responsible for the costs incurred in connection therewith and shall have the sole right to the proceeds of any recovery or judgment obtained, as the case may be. In the event the other party has exercised its option to participate in any such defense or prosecution, each party shall be responsible for    •    % of internal and out-of-pocket expenses thereof and shall be entitled to    •    % of the benefits of any recovery or judgment. Each party shall be solely responsible for its internal costs of participating in any such matter.

          6.7.  Neither party shall enter into any settlement or compromise of any matter being defended or prosecuted pursuant to this Section 6 which admits or concedes that any DSM Technology, Crucell Technology or Joint Technology is invalid, infringing third party intellectual property rights, inherently defective or unenforceable without the prior written consent of the other party.

          6.8.  Each party agrees that it will not assert any claim of invalidity or patent infringement against the other with respect to any Joint Technology or technology which is included (or becomes included) in the DSM License or Grantback License.

        7.    Representations, Warranties and Indemnification.

          7.1.  Each party represents and warrants to the other that (i) it has the full right and authority to enter into this Agreement, grant the rights and licenses granted herein and perform each of its other obligations hereunder; (ii) this Agreement has been duly authorized and approved by all necessary corporate action on the part of such party; (iii) it has not previously granted, and will not grant, any rights in conflict with the rights and licenses granted herein; and (iv) there are no existing or threatened actions, suits or claims pending against it with respect to Crucell Technology or DSM Technology or its right to enter into and perform its obligations under this Agreement which would restrict, interfere with or impose any costs, obligations, liens or encumbrances in respect of the rights granted to either party hereunder.

          7.2.  Crucell furthermore warrants and represents that (i) it has full and unrestricted ownership of the Crucell Technology and, except as disclosed in Schedule 7.2, that it has not granted any rights to third parties that may interfere with or violate the provisions and purposes of this Agreement (ii) there are no facts or circumstances known to Crucell on the date of signing this Agreement which could potentially interfere with or otherwise detrimentally affect the full enjoyment by DSM of the rights granted to it under this Agreement or the achievement of the purposes set forth herein and (iii) to the best of its knowledge at the date of signature of this Agreement the Crucell Technology as licensed by Crucell to DSM hereunder with the purpose to establish an expression platform and to perform the activities contemplated in the Development Program do not infringe third party intellectual property rights. For the avoidance of doubt, it is understood by the parties that the aforementioned representation and warranty under (iii) does not apply to the extent of (a) activities performed by DSM under the Development Program in as far as using technology other than the Crucell Technology, (b) activities not falling under the Development Program and/or (c) manufacturing activities.

          7.3.  DSM and Crucell specifically disclaim any representation or warranty that the Development Program will be successful, in whole or in part. The failure of the Parties to successfully develop improvements to Crucell Technology or DSM Technology or the application thereof to the research or manufacture of Products will not constitute a breach of any representation or warranty or other obligation under this Agreement. EXCEPT FOR WARRANTIES PROVIDED FOR IN THIS AGREEMENT, DSM AND CRUCELL EXPRESSLY DISCLAIM ANY WARRANTIES OR CONDITIONS, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE DEVELOPMENT PROGRAM AND THE DSM TECHNOLOGY AND CRUCELL TECHNOLOGY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, NON-INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE OR VALIDITY.

          7.4.  Each party (the "Indemnifying Party") shall indemnify the other and its Affiliates and their respective directors, officers, employees and agents and the successors and assigns of any of the foregoing (the "Indemnitees") and protect, defend, save and hold each Indemnitee harmless from and against any and all liabilities, damages, losses, settlements, claims, actions, suits, penalties, fines, costs or expenses (including, without limitation, reasonable attorneys' fees and other expenses of litigation) (each of the foregoing, a "Claim") incurred by any Indemnitee, arising from or occurring as a result of the breach of any representation or warranty of the Indemnifying

  Party made herein. Each Party's indemnification obligation under the previous sentence shall be limited to an amount equal to    •    Million Euro in the aggregate. In addition:

            7.4.1.    Crucell shall indemnify DSM and its Affiliates and hold DSM and its Affiliates harmless from and against Claims to the extent directly arising from PER.C6 Cells or Crucell Technology. Notwithstanding the foregoing, Crucell's indemnification obligation pursuant to the previous sentence shall be limited to an amount equal to     •     million Euros in the aggregate, provided that the foregoing limitation shall not apply in the event Crucell is judicially determined to have acted with gross negligence or willful misconduct in respect of a Claim as to which indemnification is sought.

          7.5.  A party (the "Indemnitee") that intends to claim indemnification under this Section shall promptly notify the other party (the "Indemnitor") in writing of any loss, claim, damage, liability or action in respect of which the Indemnitee or any of its Affiliates or their respective directors, officers, employees or agents intend to claim such indemnification, and the Indemnitor shall have the right to participate in, and, to the extent Indemnitor so desires, to assume the defense thereof with counsel of its choice to which the Indemnitee shall have no reasonable objection. In addition, the Indemnitee shall have the right to participate in, but not control, the defense of any Claim with counsel of its choice at its own expense. The indemnity provided by this Section shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the consent of the Indemnitor, which consent shall not be unreasonably withheld. The failure to deliver written notice to the Indemnitor within a reasonable time after becoming aware of a Claim, if prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Section with respect to such Claim. The Indemnitee under this Section, including its employees and agents, shall cooperate fully with the Indemnitor and its legal representatives in the investigation and defense of any action, claim or liability covered by this Indemnification.

          7.6.  Each party shall use all commercially reasonable efforts to maintain liability insurance with respect to its activities and liabilities hereunder or contemplated hereby. Such insurance shall be in such amounts and subject to such deductibles as the parties may agree, based on standards prevailing in the industry from time to time.

        8.    Confidentiality.

          8.1.  Except as expressly provided herein, the parties agree that, for the Term of this Agreement and for seven (7) years thereafter, the receiving party shall keep completely confidential and shall not publish or otherwise disclose, and shall not use for any purpose, other than as contemplated by this Agreement and the rights granted thereunder, any information furnished to it by the other party hereto pursuant to this Agreement. The foregoing shall not be deemed to apply to information which such party can establish by competent proof:

            8.1.1.    was already known to the receiving party, other than under an obligation of confidentiality, at the time of disclosure;

            8.1.2.    was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving party;

            8.1.3.    became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving party in breach of this Agreement; or

            8.1.4.    was subsequently lawfully disclosed to the receiving party without obligation of secrecy and non-use by a person other than a party or developed by the receiving party without reference to any information or materials disclosed by the disclosing party.

          8.2.  Each party hereto may disclose information required to be maintained as confidential hereunder to the extent, and only to the extent, such disclosure is reasonably necessary in (i) filing or prosecuting Patent applications as permitted under this Agreement, (ii) prosecuting or defending litigation, (iii) complying with applicable governmental regulations or otherwise submitting information to tax or other governmental authorities, (iv) making a permitted (sub)license or other exercise of its rights hereunder, (v) conducting pre-clinical or clinical trials, or (vi) providing all necessary information required for a fair scientific and economic assessment of market value to a potential permitted (sub)licensee or assignee of rights hereunder or customer of either party; provided that if a party seeks to make any such disclosure of Confidential Information, pursuant to a confidentiality agreement which provides for confidential treatment to substantially the same extent as required hereby, it will give reasonable advance notice to the other party of such intended disclosure and, save to the extent inappropriate in the case of Patent applications, will use its best efforts to secure confidential treatment and appropriate limitations of such information prior to its disclosure (whether through protective orders or otherwise).

        9.    Term and Termination

          9.1  This Agreement shall become effective as of the Effective Date and, unless sooner terminated in accordance with the terms hereof, shall be deemed to continue for such indefinite period until terminated in accordance with its provisions (the "Term"). During any period that the DSM License remains in effect pursuant to this Section, Crucell shall continue to pay DSM the DSM Share, DSM shall continue to pay Crucell the amounts required by Section 5.4 and the terms and conditions of this Agreement shall continue to apply and remain in effect throughout any such period.

          9.2  Either party may terminate this Agreement in the event the other party shall have materially breached or defaulted in the performance of any of its material obligations hereunder, and such default shall have continued for 60 days after written notice thereof, describing such breach or default with reasonable specificity, was provided to the breaching party by the non-breaching party. Any such termination shall become effective at the end of such 60 day period unless the breaching party has cured such breach or default during such period to the reasonable satisfaction of the non-breaching party or, if such breach is susceptible of cure but not within a 60 day period, has commenced and is diligently pursuing such cure in a manner which reasonably assures its timely completion. Notwithstanding the generality of the foregoing it is agreed that in case DSM notifies Crucell that it will invoke its right under Section 9.5.2 Crucell shall be awarded a 120 day extension of the remedy period.

          9.3  DSM shall have the option to terminate this Agreement at any time without cause, effective upon 60 days written notice to the other party.

          9.4  This Agreement can be terminated by a party in the event the other party files a petition under any bankruptcy, insolvency, moratorium or similar law for the protection of debtors, or has any such petition filed against it, which petition is not dismissed within 45 days. Notwithstanding the foregoing, termination of the Agreement pursuant to this Section shall not be deemed to terminate the DSM License, or the obligations of payment of the respective Shares, which shall continue to apply as set forth and adjusted pursuant to Section 9.5.

          9.5  Regardless of the cause for termination, termination or expiration of this Agreement shall in no event affect the DSM License, the Sublicense or the Grantback License, except to the extent specifically provided for in this Section 9.5.

            9.5.1    Only in case of termination of this Agreement by Crucell pursuant to Section 9.2 or 9.4 or by DSM pursuant to Section 9.3, the DSM License shall turn into a non exclusive license and the DSM Share shall be adjusted to the Residual Share (as defined in Section 9.6 below).

            9.5.2    In case of termination of this Agreement by DSM pursuant to Section 9.2 or 9.4 (provided such bankruptcy has become final as to Crucell), Crucell shall be obligated to take all steps necessary to assign and convey to DSM legal title to the Patents included in the DSM License and described in Schedule 9.5.2. hereto. In case of termination of this Agreement by DSM pursuant to Section 9.2 and consequently legal title transfer to the Patents from Crucell to DSM described in Schedule 9.5.2. hereto has occurred, Crucell shall receive a non-exclusive, perpetual, royalty free, fully paid up license to those Patents from DSM, without the right to sub-license.

          9.6  In case of termination of this Agreement by Crucell pursuant to Section 9.2 or 9.4 or by DSM pursuant to Section 9.3, DSM shall continue to be entitled to receive the DSM Share, as adjusted in accordance with the following provisions (as so adjusted, the "Residual Share"), for the period and subject to the terms and conditions set forth below:

            9.6.1    The Residual Share shall be payable for any period that Crucell continues to have Crucell Collaboration Revenues.

            9.6.2    The Residual Share shall be determined as follows:

If Termination Occurs	Residual Share
Before Time for Section 5.1.2 Payment	•% of DSM Share
After Time for Section 5.1.2 Payment and provided that such payment has been made by DSM But Before Time for Section 5.1.3 Payment	•% of DSM Share
After Time for Section 5.1.3 Payment and provided that such payment has been made by DSM But Before Time for Section 5.1.4 Payment	•% of DSM Share
After Time for Section 5.1.4 Payment and provided that such payment has been made by DSM But Before Time for Section 5.1.5 Payment	•% of DSM Share
After Time for Section 5.1.5 Payment and provided that such payment has been made by DSM	•% of DSM Share

            9.6.3.    Any such termination of this Agreement shall not be deemed to terminate the obligation of DSM to make payments to Crucell as provided by Section 5.4, provided that the percentage of DSM Collaboration Revenues which is the subject of such payment following such termination shall be determined by subtracting (i) the Residual Share determined in accordance with this Section from (ii) 100%.

          9.7  In addition, termination of this Agreement by DSM pursuant to this Section or by DSM pursuant to Section 9.2 or by Crucell pursuant to Section 9.5, shall not be deemed to (i) terminate any license granted under and/or pursuant to this Agreement, provided that the DSM License shall, upon written notification by Crucell, automatically be converted to a non-exclusive license upon such termination, (ii) waive any payment obligations which expressly provide that they survive the termination of this Agreement, or (iii) terminate or waive any ancillary rights or obligations, such as rights of audit, integral and necessarily connected to such continuing licenses or payment obligations.

          9.8  The expiration of the Term or other termination of this Agreement shall not affect (i) obligations of either party accruing prior to the effectiveness of such expiration or termination, or (ii) obligations which provide by their respective terms for survival and enforceability for a period beyond the Term, in each case which obligations shall continue to be enforceable in accordance with their respective terms.

        10.    Miscellaneous.

          10.1.    This Agreement shall be governed by and construed and enforced in accordance with the laws of The Netherlands without reference to its conflicts of laws of principles.

          10.2.    Notwithstanding the foregoing, any disputes arising under or in connection with this Agreement which cannot be resolved amicably, shall be finally submitted to arbitration in The Hague, Netherlands, in accordance with the rules of Conciliation and Arbitration of the International Chambre of Commerce, as amended from time to time. In any arbitration pursuant to this Agreement, the award or decision shall be rendered by a majority of the members of an arbitration panel consisting of three members.

          10.3.    Nonperformance of any party (except for payment obligations) shall be excused to the extent that performance is rendered impossible by strike, fire, earthquake, flood, governmental acts or orders or restrictions, failure of suppliers, or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence or intentional conduct or misconduct of the non-performing party.

          10.4.    No failure on the part of DSM or Crucell to exercise and no delay in exercising any right under this Agreement, or provided by statute or at law or in equity or otherwise, shall impair, prejudice or constitute a waiver of any such right, nor shall any partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.

          10.5.    Nothing contained in this Agreement is intended implicitly, or is to be construed, to constitute DSM or Crucell as partners or agents of each other in the legal sense. No party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of any other party or to bind any other party to any contract, agreement or undertaking with any third party.

          10.6.    All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been sufficiently given when received, whether personally delivered or sent by registered or certified mail, return receipt requested, postage prepaid, or transmitted by facsimile with contemporaneous confirmation, in each case to the respective address specified below, or such other address as may be specified in writing to the other parties hereto:

To Crucell:	Crucell Holland B.V. Archimedesweg 4, 2333 CN, Leiden The Netherlands Attn: Chief Business Officer Facsimile No.: 31 71 524 8720
With a copy to: Office of Chief Counsel Facsimile No.: 31 71 524 8720
To DSM:	DSM Biologics PO Box 43 6130 AA Sittard Attn: Chief Executive Officer Facsimile No.: 31 46 477 3179 With a copy to: Legal Counsel Facsimile No.: 31 46 477 3179

          10.7.    This Agreement shall not be assignable by either party to any third party hereto without the written consent of the other party hereto, such consent not unreasonably to be withheld; except DSM may assign this Agreement without Crucell's consent to any Affiliate or an entity that acquires substantially all of the business or assets of DSM, and Crucell may assign this Agreement without DSM's consent to an Affiliate or an entity that acquires substantially all of the business or assets of Crucell, in each case whether by merger, sale of shares, reorganization, acquisition or sale. The terms and conditions of this Agreement shall be binding on and inure to the benefit of the permitted successors and assigns of the parties. Either party assigning this Agreement as per this Section shall promptly notify the other party in writing of any such assignment, prior to the assignment taking place.

          10.8.    No amendment or modification of any provision of this Agreement shall be effective unless in writing signed by the parties hereto.

          10.9.    If any provision hereof should be held invalid, illegal or unenforceable in any jurisdiction, all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the parties hereto as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

          10.10.    Each of the parties hereto agrees not to disclose to any third party, nor originate any public announcement, publicity or news release, whether to the public or press, stockholders or otherwise, disclosing the existence, the terms of this Agreement performance under this Agreement or any amendment hereto without the prior written consent of each other party hereto, such consent not be withheld unreasonably, except disclosures may be made to legal or financial advisors, accountants and investors on a need to know basis under circumstances that reasonably ensure the confidentiality thereof, or to the extent required by law. If a party decides to make an announcement required by law, it shall give the other party five (5) business days advance notice of the text of the announcement so that the other party shall have an opportunity to comment. If such other party does not comment within the five (5) business days, it will no longer have the opportunity to comment.

        Notwithstanding the foregoing, the parties shall agree upon a press release to announce the execution of this Agreement and the parties agree to schedule, coordinate and agree upon the terms of a joint press conference with respect to this Agreement and the collaboration contemplated hereby; thereafter, Crucell and DSM may each disclose to third parties the information contained in such press release and Q&A without the need for further approval by the other

          10.11.    This Agreement constitutes the entire agreement, both written and oral, with respect to the subject matter hereof, and supersedes all prior or contemporaneous understandings or agreements, whether written or oral, between DSM and Crucell with respect to such subject matter, which shall include, without being limited thereto, any and all term sheets and confidentiality agreements between the parties with respect to such subject matter.

          10.12.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together, shall constitute one and the same instrument.

          10.13.    Headings used herein are for convenience only and shall not in any way affect the construction of or be taken into consideration in interpreting this Agreement.

          10.14.    If and to the extent mutually agreed upon by the parties, DSM and Crucell agree to mark and have their Affiliates, Licensees and customers mark all Products they sell or distribute utilizing the technology covered by this Agreement in accordance with the applicable statute or regulations in the country or countries of manufacture and sale.

          10.15.    If any covenant, obligation or term hereunder or the application of any part of this Agreement to any party or circumstance shall, to any extent, be invalid or unenforceable, as a matter of law, parties shall in good faith attempt to replace such covenant, obligation or term by a valid and enforceable covenant, obligation or term, which comes as close in effect to the replaced covenant, obligation or term. Additionally, the remainder of this Agreement or the application of such covenants, agreements or obligations other than those which are held to be invalid or unenforceable shall not be affected thereby and each covenant, obligation and agreement contained herein shall be separately valid and enforceable to the full extent permitted by law, provided however, that in any such case the parties shall, if appropriate, adjust the relevant payment obligations accordingly.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered in duplicate originals as of the date first above written.

CRUCELL N.V.
By:

CRUCELL HOLLAND BV
By:	Crucell N.V., duly represented by

DSM BIOLOGICS HOLDING, INC.
By:

By:

DSM BIOLOGICS COMPANY, INC.
By:

By:

DSM BIOLOGICS COMPANY, B.V.
By:

By:

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Exhibit 4.4
Collaboration Agreement